SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                 (Amendment No.)


                              Century Bancorp, Inc.
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                                (Name of Issuer)


                      Class A Common Stock, $1.00 par value
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                         (Title of Class of Securities)


                                    156432106
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                                 (CUSIP Number)

                                  Paul Magidson
                       c/o Castine Capital Management, LLC
                       One International Place, Suite 2401
                           Boston, Massachusetts 02110
                                 (617) 310-5190
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 28, 2006
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

CUSIP No.  156432106
           ---------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Castine Capital Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     197,476

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     197,476

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     197,476

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.64%

14.  TYPE OF REPORTING PERSON

     IA

CUSIP No.  156432106
           ---------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Paul Magidson

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     197,476

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     197,476

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     197,476

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.64%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No.  156432106
            ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this "Schedule 13D") relates is the Class A Common Stock, $1.00 par value per share (the "Class A Common Stock"), of Century Bancorp, Inc. ("Century Bancorp"). Century Bancorp is a Massachusetts corporation with its principal executive offices located at 400 Mystic Avenue, Medford, MA 02155.

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Item 2.  Identity and Background.

     (a) This Schedule 13D is being filed by Castine Capital Management, LLC, ("Castine") a Delaware limited liability company and Paul Magidson, a citizen of the United States of America ("Magidson"). These filers are referred to individually as a "Reporting Person" and collectively as "Reporting Persons".

     (b) The business office of Castine and Magidson is c/o Castine Capital Management, LLC, One International Place, Suite 2401, Boston, Massachusetts 02110.

     (c) Castine is the investment manager of three investment funds which each individually own shares of Century Bancorp, Inc. and Magidson is the managing member of Castine.

     (d) None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years, and no Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

The source of funds used in making the purchases was working capital.

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Item 4.  Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to improve shareholder value including, but not limited to, its plans with respect to financial matters and avoiding the dilution of shareholder value. In an effort to protect their investment, as well as to maximize shareholder value, the Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

Except as set forth above, the Reporting Persons have no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a) As of November 9, 2006, 3,498,738 shares of Century Bancorp's Class A Common Stock were outstanding (as disclosed in Century Bancorp's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006). The aggregate number and percentage of Class A Common Stock held by each Reporting Person is disclosed in Items 11 and 13 of such Reporting Person's cover page to this Schedule 13D.

     (b) The number of shares of Class A Common Stock as to which each Reporting Person has (i) sole or shared power to vote or to direct the vote and (ii) sole or shared power to dispose or to direct the disposition is disclosed in Items 7, 8, 9, and 10 of such Reporting Person's cover page to this Schedule 13D.

     (c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B.

     The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7.  Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement.

Exhibit B: Transactions in the Shares by the Reporting Persons during the prior
           60 days.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   SIGNATURE



                                             CASTINE CAPITAL MANAGEMENT, LLC

                                             By: /s/ Paul Magidson
                                                ---------------------------
                                                Name:  Paul Magidson
                                                Title: Managing Member


                                             PAUL MAGIDSON

                                             By: /s/ Paul Magidson
                                                 -----------------------------
                                                 Name: Paul Magidson

                                                                       Exhibit A

                             Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Class A Common Stock, $1.00 par value per share, of Century Bancorp, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 8th day of January, 2006.

CASTINE CAPITAL MANAGEMENT, LLC

By:  /s/ Paul Magidson
     ----------------------
Name:   Paul Magidson
Title:  Managing Member

PAUL MAGIDSON

By:  /s/ Paul Magidson
     -----------------------
Name:   Paul Magidson

                                                                       Exhibit B

                           TRANSACTIONS IN THE SHARES


   Date of                   Number of Shares
 Transaction                 Purchase/(Sold)                Price of Shares
 -----------                 ---------------                ---------------

  12/01/2006                   1,529 (sold)                      $26.5
  12/01/2006                1,529 (purchased)                    $26.5
   12/28/06                 25,000(purchased)                    $27.5

       TRANSACTIONS IN THE WARRANTS WHICH ARE EXERCISABLE INTO THE SHARES

                                      None





SK 21745 0002 736515